  EXHIBIT 99.10

AMC Mining Consultants (Canada) Ltd. BC0767129 200 Granville Street, Suite 202 Vancouver BC V6C 1S4 Canada
T +1 604 669 0044 E vancouver@amcconsultants.com W amcconsultants.com

CERTIFICATE OF AUTHOR

I, John Morton Shannon, P.Geo., of Vancouver, British Columbia, do hereby certify that:

1	I am currently employed as General Manager and Principal Geologist with AMC Mining Consultants (Canada) Ltd., with an office at Suite 202, 200 Granville Street, Vancouver, British Columbia V6C 1S4.

2

This certificate applies to the Technical Report titled “Technical Report, Skouries Project, Greece” with an effective date of 22 January 2022 (the “Technical Report”), prepared for Eldorado Gold Corporation (“the Issuer”).

3

I am a graduate of Trinity College Dublin in Dublin, Ireland (BA Mod Nat. Sci. in Geology in 1971). I am a member in good standing of the Engineers and Geoscientists British Columbia (Registration #32865) the Association of Professional Geoscientists of Ontario (Registration #0198). I have practiced my profession continuously since 1971, and have been involved in mineral exploration and mine geology for over 45 years since my graduation from university. This has involved working in Ireland, Zambia, Canada, and Papua New Guinea. My experience is principally in base metals and precious metals, and have been Chief Geologist on two very large mines for major companies, with responsibility for all geological aspects of the operation.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have visited the Skouries Property on 28 May 2019 for one day.

5	I am responsible for Sections 2 - 12, 14, 23 and parts of 1, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have not had prior involvement with the property that is the subject of the Technical Report.

8	I have read NI 43-101 and the section of the Technical Report for which I am responsible has been prepared in compliance with NI 43-101.

9

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the section of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 22 January 2022

Signing Date: 31 March 2022

“Signed and Sealed”

John Morton Shannon

_____________________________

John Morton Shannon, P.Geo.

General Manager / Principal Geologist

AMC Mining Consultants (Canada) Ltd.